Exhibit 8.1

[Thacher Proffitt & Wood LLP Letterhead]

January 26, 2005

Rome, MHC

New Rome Bancorp, Inc.

Rome Bancorp, Inc.

The Rome Savings Bank

100 W. Dominick St.

Rome, NY 13440-5810

Ladies and Gentlemen:

You have asked our opinion regarding certain federal and New York State income tax consequences of the proposed conversion of Rome, MHC to stock form and reorganization of The Rome Savings Bank, a federal savings bank (“Rome Savings”), pursuant to the Amended and Restated Plan of Conversion of Rome, MHC and Agreement and Plan of Reorganization between Rome, MHC, Rome Bancorp, Inc., a Delaware corporation (“Rome Bancorp”), New Rome Bancorp, Inc., a Delaware corporation (“New Rome Bancorp”) and Rome Savings, dated December 7, 2004 (the “Plan”). We are rendering this opinion pursuant to filing requirements for applications for conversions to stock form and applications to acquire a savings association as set forth in applicable regulations promulgated by the Office of Thrift Supervision (“OTS”) and the OTS Application Handbook. All capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan.

In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction of the Plan and of such corporate records of the parties to the Conversion and Reorganization as we have deemed appropriate. We have assumed that the parties to the Conversion and Reorganization will act in accordance with the Plan. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

Based on and subject to the foregoing, it is our opinion that for federal income tax purposes, under current law:

(1)

the conversion of Rome Bancorp from a Delaware corporation to federally-chartered stock corporation and then a conversion of Rome Bancorp as a federally-chartered stock corporation to a federal interim stock savings association, and the conversion of Rome, MHC from mutual form to a federal

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interim stock savings institution, will each qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and no gain or loss will be recognized by Rome Bancorp or Rome, MHC by reason of such conversions;

(2)	the merger of Rome Bancorp and the merger of Rome, MHC into Rome Savings, will each qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and no gain or loss will be recognized by Rome Bancorp, Rome, MHC, or Rome Savings by reason of such mergers;

(3)	the merger of the federal interim stock savings association formed by New Rome Bancorp with and into Rome Savings (“Bank Merger”) will qualify either as a reorganization within the meaning of Section 368(a)(2)(E) of the Code or as an exchange under Section 351 of the Code, and no gain or loss will be recognized by such interim federal savings association, Rome Savings or New Rome Bancorp by reason of the Bank Merger;

(4)	no gain or loss will be recognized by the current stockholders of Rome Bancorp upon the receipt of shares of common stock of New Rome Bancorp pursuant to the Bank Merger, except to the extent of any cash received in lieu of a fractional share interest in New Rome Bancorp;

(5)	the aggregate tax basis of the shares of the New Rome Bancorp common stock to be received by the current stockholders of Rome Bancorp will equal the aggregate tax basis of Rome Bancorp common stock surrendered in exchange therefor, reduced by the basis allocable to a fractional share interest in Rome Bancorp for which cash is received.

(6)	the holding period of the shares of the New Rome Bancorp common stock to be received by the current stockholders of Rome Bancorp will include the holding period of the shares of Rome Bancorp common stock, provided that the Rome Bancorp common stock was held as a capital asset on the date of the Bank Merger;

(7)	a holder of shares of Rome Bancorp who receives cash in lieu of a fractional share of New Rome Bancorp common stock will recognize gain or loss equal to the difference between the amount of cash received and the portion of such holder’s tax basis of the shares of Rome Bancorp allocable to the fractional share; such gain or loss will be capital gain or loss if such shares were held as a capital asset as of the date of the Bank Merger, and will be long-term capital gain or loss if such holder’s holding period in the shares of Rome Bancorp common stock is more than one year on the date of the Bank Merger;

(8)	no gain or loss will be recognized by New Rome Bancorp upon the sale of shares of common stock in the Offerings;

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(9)	no gain or loss will be recognized by Members upon the issuance to them of interests in the liquidation account in Rome Savings pursuant to the merger of Rome, MHC into Rome Savings;

(10)	it is more likely than not that the fair market value of the nontransferable subscription rights to purchase shares of common stock of New Rome Bancorp to be issued to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members (the “Subscription Rights”) is zero and, accordingly, that no income will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon the issuance to them of the Subscription Rights or upon the exercise of the Subscription Rights;

(11)	it is more likely than not that the tax basis to the holders of shares of New Rome Bancorp common stock purchased in the Offerings pursuant to the exercise of the Subscription Rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the offerings; and

(12)	the holding period for shares of common stock of New Rome Bancorp purchased in the Community Offering or Syndicated Community Offering will begin on the day after the date of purchase.

The opinions set forth in (10) and (11), above, are based on the position that the Subscription Rights do not have any market value at the time of distribution and at the time they are exercised. Although the Internal Revenue Service (“IRS”) will not issue rulings on whether subscription rights have a market value, we are unaware of any instance in which the IRS has taken the position that nontransferable subscription rights issued by a converting financial institution have a market value. We understand that the Subscription Rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase shares of common stock of New Rome Bancorp at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of such common stock. Based on the foregoing, we believe that it is more likely than not (i.e., that there is a more than a 50% likelihood) that the Subscription Rights have no market value for federal income tax purposes.

In addition, based on and subject to the foregoing, it is our opinion that for New York State income tax purposes, under current law:

(13)	the Conversion and Reorganization should constitute a tax-free transaction, and it is more likely than not that neither New Rome Bancorp nor Rome Savings will be taxable on the distribution of the Subscription Rights;

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(14)	the basis of the assets of Rome Bancorp and Rome, MHC (other than stock in Rome Savings) to be received by Rome Savings will be the same as the basis of such assets in the hands of such entities immediately prior to the transfer;

(15)	Members should not recognize taxable gain upon the receipt of an interest in a liquidation account of Rome Savings in exchange for their voting and liquidation rights in Rome, MHC. It is more likely than not that (i) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon distribution to them of the Subscription Rights and (ii) Eligible Account Holders and Supplemental Eligible Account Holders will not realize any taxable income as a result of the exercise by them of the Subscription Rights;

(16)	cash received in the merger of Rome Bancorp with New Rome Bancorp by any shareholders in lieu of a fractional share interest of New Rome Bancorp should be treated as having been received as a distribution in full payment in exchange for a fractional share interest of New Rome Bancorp common stock which such shareholder would otherwise be entitled to received and should qualify as a capital gain or loss, assuming Rome Bancorp common stock surrendered in exchange therefor was held as a capital asset by such stockholder as of the effective date of the merger.

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Conversion and Reorganization or of any transaction related thereto or contemplated by the Plan. This opinion is given solely for the benefit of Primary Parties, Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders and Other Members who receive Subscription Rights, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Forms AC and H-(e)1-S filed with the OTS and as an exhibit to the Registration Statement on Form S-1 filed by New Rome Bancorp with the Securities and Exchange Commission in connection with the Conversion and Reorganization, and to the reference thereto in the Prospectus, included in the Registration Statement on Form S-1 under the headings “The Conversion and the Stock Offering - Tax Aspects” and “Legal and Tax Opinions.”

Very truly yours,

/s/    Thacher Proffitt & Wood LLP